EXHIBIT 12

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

for the fiscal years ended September 30,	2006	2005	2004	2003	2002
Income before taxes excluding equity in income of investees, minority interest in earnings of consolidated subsidiaries and capitalized interest	$1,824,729	$1,397,275	$977,039	$694,399	$577,961
Additions:
Dividends received from equity-method investees	22,486	—	69	—	—
Fixed charges
Interest expense-excluding interest on deposits	30,155	34,563	32,254	22,924	18,108
Interest expense-deposits	14,391	7,651	4,295	6,122	9,812
Interest factor on rent[1]	16,736	15,717	13,020	13,413	20,977

Total fixed charges	$61,282	$57,931	$49,569	$42,459	$48,897

Adjusted earnings	$1,908,497	$1,455,206	$1,026,677	$736,858	$626,858

Ratio of adjusted earnings to fixed charges-including interest on deposits	31.1	25.1	20.7	17.4	12.8
Ratio of adjusted earnings to fixed charges-excluding interest on deposits	40.4	28.8	22.6	20.1	15.8

[1]	Interest factor on rent represents one-third of rental expense (the approximate portion of rental expense representing interest).

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